                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 1)*

                        DUALSTAR TECHNOLOGIES CORPORATION
                  ---------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
              -----------------------------------------------------
                         (Title of Class of Securities)


                                    263572109
             ------------------------------------------------------
                                 (CUSIP Number)

                                 Brad C. Singer
                       c/o Technology Investors Group, LLC
                                25 Coligni Avenue
                          New Rochelle, New York 10801
                                 (914) 235-8800

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 July 7, 1999 **
                 ----------------------------------------------
             (Date of Event which Required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This date pertains to the conversion of the Note as described in Item 1 herein, which is the event that required the filing of this statement. Additionally, on December 18, 2000, the reporting persons entered into a participation agreement as described in Item 6 herein, which required filing of this statement. For efficiency's sake, each of the events described in Item 1 herein and Item 6 herein are incorporated into this Amendment.

                                  SCHEDULE 13D

CUSIP NO.     263572109                                        PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Technology Investors Group, LLC               13-14020365

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (A)  [ ]

                                                            (B)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF (see Item #3 below)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR  2(E)                                         [X]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
           NUMBER OF          7   SOLE VOTING POWER
             SHARES               1,791,000
          BENEFICIALLY        --------------------------------------------------
            OWNED BY          8    SHARED VOTING POWER
              EACH
           REPORTING
             PERSON           --------------------------------------------------
              WITH            9    SOLE DISPOSITIVE POWER
                                   1,791,000
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,791,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

            00 (Delaware limited liability company)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.         263572109                                    PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Brad C. Singer                      ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (A)  [ ]

                                                           (B)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

            AF (see Item #3 below)

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR  2(E)                                        [X]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
           NUMBER OF               7    SOLE VOTING POWER
             SHARES
          BENEFICIALLY             ---------------------------------------------
            OWNED BY               8    SHARED VOTING POWER
              EACH
           REPORTING                    1,791,000
             PERSON                ---------------------------------------------
              WITH                 9    SOLE DISPOSITIVE POWER

                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        1,791,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,791,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.         263572109                                    PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Frieda R. Tydings
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (A)  [ ]

                                                         (B)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
            AF (see Item #3 below)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR  2(E)                                         [X]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

--------------------------------------------------------------------------------
           NUMBER OF               7   SOLE VOTING POWER
             SHARES
          BENEFICIALLY             ---------------------------------------------
            OWNED BY               8   SHARED VOTING POWER
              EACH
           REPORTING                   1,791,000
             PERSON                ---------------------------------------------
              WITH                 9   SOLE DISPOSITIVE POWER

                                   ---------------------------------------------
                                   10  SHARED DISPOSITIVE POWER

                                       1,791,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,791,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.         263572109                                    PAGE 5 OF 9 PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Lloyd I. Miller, III                            ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (A)  [ ]

                                                         (B)  [X[
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

            PF, OO (see Item #3 below)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR  2(E)
                                                              [X]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
           NUMBER OF               7   SOLE VOTING POWER
             SHARES
          BENEFICIALLY             ---------------------------------------------
            OWNED BY               8   SHARED VOTING POWER
              EACH
           REPORTING                   1,791,000
             PERSON                ---------------------------------------------
              WITH                 9   SOLE DISPOSITIVE POWER

                                   ---------------------------------------------
                                   10  SHARED DISPOSITIVE POWER

                                       1,791,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,791,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





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



Item 1 is hereby amended and restated in its entirety as follows:

SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D relates to the Common Stock, $.01 Par Value of DualStar Technologies Corporation (the "Shares"), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 11-30 47th Avenue, Long Island City, New York 11101. As of the date hereof, the Reporting Persons, Technology Investors Group, LLC, a Delaware limited liability company ("TIG") and its three members, beneficially own 1,791,000 Shares. On November 25, 1998, TIG purchased from Issuer a Non-Negotiable, Non-Transferable, Subordinated, Convertible Note in the principal amount of $2,500,000 (the "Note"). Section 6 of the Note provides the Issuer with the right to force a full or partial conversion of the Note under the circumstances and conditions set forth therein. On July 7, 1999, the Issuer exercised such right and required TIG to convert the Note into 1,791,000 Shares at a conversion price of $1.40.

Item 4 is hereby amended and restated in its entirety as follows:

PURPOSE OF THE TRANSACTION.

TIG acquired the Note for investment purposes and all of the Shares which were acquired upon the conversion of the Note are held for investment purposes. The terms of the Note, which is attached hereto as Exhibit 99.1, are incorporated herein by reference in their entirety. From time to time, subject to the continuing evaluation of the factors discussed herein, each of TIG and/or its members may acquire additional Shares in the open market or in privately negotiated transactions, or otherwise increase its ownership of Shares. TIG may, subject to (i) the registration of such Shares under applicable securities laws or the availability of an exemption from registration under such laws and (ii) those restrictions on the sale of Shares set forth in the Stockholders Agreement (as defined in Item #6 below) sell all or a portion of its Shares in the open market or in privately negotiated transactions. Any actions TIG and/or its members might undertake will be dependent upon their review of numerous factors, including, among other things, the availability of Shares for purchase and the price levels of such Shares; general market and economic conditions; ongoing evaluation of the Company's assets and operations; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments. Although the foregoing reflects the present intention of TIG and its members with respect to the Company, it is subject to change at any time. Except as set forth above, TIG and its members have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5 is hereby amended and restated in its entirety as follows:

INTEREST IN SECURITIES OF THE ISSUER.

 (a) As of the date hereof, TIG and its members own 1,791,000 Shares. Based on Issuer's Proxy Statement, dated December 11, 2000 and filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, the Issuer had 16,501,568 Shares outstanding as of the close of business on November 13, 2000, and accordingly, the 1,791,000 Shares which were issued to TIG upon conversion of the Note represent 10.9% of the outstanding Shares of the Issuer as of November 13, 2000. As of the date hereof, Romulus beneficially owns 56,600 Shares, constituting
 .34% of the Issuer's outstanding Shares; Adine Brandes, a stockholder of Romulus and sister of Tydings, beneficially owns 25,800 Shares, constituting .16% of the issued and outstanding Shares; and Norma Brandes, mother of Tydings and whose spouse is an officer of Romulus, beneficially owns 8,000 shares of Shares, constituting .05% of the Issuer's outstanding shares. Additionally, the Gary and Karen Singer Children's Trust (the "Trust"), of which Steven Singer is the Trustee, owns 5,000 Shares, as of the date hereof. None of the Shares owned by Romulus, Adine Brandes, Norma Brandes and the Trust were acquired within the last 60 days.

 (b) As previously disclosed in the reporting persons' original Schedule 13D filed on December 7, 1998, TIG has the sole power to vote, or direct the vote, and to dispose or direct the disposition of, all Shares reported as beneficially owned by it. It is understood that any decision to vote, or dispose of the Shares is shared by TIG's members and subject to the consent of the majority of the members based on their economic interest (Miller controlling 50% of TIG and Singer and Tydings each controlling 25% of TIG). Romulus, Adine Brandes, Norma Brandes and the Trust each have the sole power to vote, or direct the vote, and dispose, or direct the disposition, of all Shares reported as beneficially owned by each of them.

(c) Neither TIG nor any of its members has affected any transactions in the Shares in the past sixty days.

(d) No person, other than TIG is known to TIG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by TIG.

(e)  Not applicable

Item 6 is hereby amended and restated in its entirety as follows:

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

On December 18, 2000, TIG entered into a participation agreement, dated as of November 8, 2000 (the "Participation Agreement"), with Madeleine, L.L.C., a New York limited liability company ("Madeleine") and DSTR Warrant Co., LLC, a Delaware limited liability company ("DSTRW") pursuant to which, among other things, TIG acquired (i) from DSTRW an undivided participating interest in five and six-tenths percent (5.6%) (the "Participating Percentage") of the 3,125,000 Class E Warrants of the Issuer (the "Warrants") held by DSTRW and (ii) from Madeleine an undivided participating interest equal to the Participating Percentage of Madeleine's existing loan to the Issuer. Pursuant to the Participation Agreement and as agreed to between DSTRW and TIG, DSTRW retained all voting and investment control with respect to the Warrants and the Shares underlying the Warrants.

As previously disclosed in the Schedule 13D filed by the undersigned as of December 7, 1998, concurrently with the execution and delivery of the Note by Issuer, the Issuer and TIG entered into that certain Note Purchase Agreement (the "Note Purchase Agreement"), and Registration Rights Agreement, and Issuer entered into that certain Stockholder's Agreement with TIG and three individual stockholders of the Issuer, Gregory Cuneo, Ronald Fregara and Steven J. Yager (the "Stockholders Agreement"), all dated as of November 25, 1998. The terms of the Note, the Note Purchase Agreement, the Stockholders Agreement and the Registration Rights Agreement are attached to the reporting person's original
Schedule 13D as Exhibits 99.2 through 99.4, respectively, and are incorporated herein by reference in their entirety.

As previously disclosed in the Schedule 13D filed by the undersigned as of December 7, 1998, Sections 5 of the Note Purchase Agreement contains certain covenants which restrict the ability of the Issuer to take certain actions so long as the Note remains outstanding. Section 6 of the Note Purchase Agreement contains certain restrictions on the activities of both Issuer and TIG so long as the Note remains outstanding, and in addition requires that Issuer and TIG maintain the confidentiality of any material confidential information disclosed by either party to the other, which obligation survives the termination of the Note Purchase Agreement. Section 1 of the Stockholders Agreement provides TIG with the right, commencing with the 1999 Annual Meeting of Stockholders, to designate a person "reasonably acceptable" (as defined in Section 1 of the Stockholders Agreement) to the other Stockholders (as defined in the Stockholders Agreement) for election to the Issuer's Board of Directors. Under certain circumstances specified in Section 1 of the Stockholders Agreement, TIG would have the right to designate an additional "reasonably acceptable" nominee to the Issuer's Board of Directors. Section 2 of the Stockholders Agreement provides that each Stockholder will vote his or its shares of Shares in favor of the nominees of the other Stockholders.

    After reasonable inquiry and to the best of my belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2001                    TECHNOLOGY INVESTORS GROUP, LLC

                                    BY:    /s/ BRAD C. SINGER
                                    -----------------------------------
                                    Name:  Brad C. Singer
                                    Title: Manager

                                    BY:    /s/ BRAD C. SINGER
                                    -----------------------------------
                                    Name:  Brad C. Singer, individually
                                    Title: Chairman

                                    /s/ FRIEDA R. TYDINGS
                                    -----------------------------------
                                    Frieda R. Tydings, individually

                                    /s/ LLOYD I. MILLER, III
                                    -----------------------------------
                                    Lloyd I. Miller, III, individually






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